UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)

Diversified Healthcare Trust

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

25525P107

(CUSIP Number)

LAURA ARNOLD

FLAT FOOTED LLC

3415 North Pines Way

Suite 205

Wilson, Wyoming 83014

(917) 439-7926

SEAN E. O’DONNELL

CHRISTOPHER CARTY

HERRICK, FEINSTEIN LLP

Two Park Avenue

New York, New York 10016

(212) 592-1400

KEVIN NEUBAUER

SEWARD & KISSEL LLP

One Battery Park Plaza

New York, New York 10004

(212) 574-1355

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25525P107

1	NAME OF REPORTING PERSON FLAT FOOTED LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 23,487,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 23,487,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,487,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IA, OO, HC

CUSIP No. 25525P107

1	NAME OF REPORTING PERSON MARC ANDERSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 23,487,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 23,487,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,487,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 25525P107

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 19, 2023, the Reporting Persons delivered a letter (the “December Letter”) to the Board of Trustees of the Issuer (the “Board”) regarding the Issuer’s decision to (i) sell its 31.9% stake in AlerisLife, Inc. (“AlerisLife”) to ABP Acquisition 2 LLC (“ABP), an entity indirectly controlled by the Managing Trustee of the Board, and (ii) waive certain defaults under the master management agreement between AlerisLife and the Issuer, without any apparent consideration. The December Letter indicated that the Reporting Persons are particularly interested in knowing what, if any, analysis the Board has conducted to determine whether the Issuer should exercise its right to repurchase its 31.9% share of AlerisLife at $1.31 per share because (i) the sale to ABP significantly undervalued AlerisLife, (ii) AlerisLife was acquired at a time when its 2023 EBITDA projections were abnormally depressed, and (iii) by reacquiring AlerisLife, the Issuer would regain some ability to influence and oversee an entity vital to its business. Pursuant to the December Letter, the Reporting Persons, due to the reasons outlined above, strongly encouraged the Issuer to exercise its AlerisLife repurchase option by the December 31, 2023 deadline.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 240,450,349 Shares outstanding as of October 27, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2023.

A.	Flat Footed
(a)	As the investment manager of certain pooled investment vehicles (the “Funds”), Flat Footed may be deemed to beneficially own the 23,487,000 Shares held by the Funds.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 23,487,000
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 23,487,000
(c)	Flat Footed has not entered into any transactions in the Shares during the past sixty days.
B.	Mr. Andersen
(a)	As the Managing Member of Flat Footed, Mr. Andersen may be deemed to beneficially own the 23,487,000 Shares held by the Funds.

Percentage: Approximately 9.8%

(b)	1. Sole power to vote or direct vote: 0
2.	Shared power to vote or direct vote: 23,487,000
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 23,487,000
(c)	Mr. Andersen has not entered into any transactions in the Shares during the past sixty days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Funds hold (i) $3,635,000 aggregate principal amount of the Company’s 4.750% senior unsecured notes due 2024, (ii) $4,000,000 aggregate principal amount of the Company’s 9.750% senior unsecured notes due 2025, (iii) $28,015,000 aggregate principal amount of the Company’s 4.750% senior unsecured notes due 2028, (iv) $65,250,000 aggregate principal amount of the Company’s 4.375% senior unsecured notes due 2031, (v) $38,913,100 aggregate principal amount of the Company’s 5.625% senior unsecured notes due 2042, (vi) $18,094,900 aggregate principal amount of the Company’s 6.250% senior unsecured notes due 2046 and (vii) $35,000,000 aggregate principal amount of the Company’s 0/11.25% senior secured notes due 2026.

CUSIP No. 25525P107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2023

Flat Footed LLC

By:	/s/ Marc Andersen
	Name:	Marc Andersen
	Title:	Managing Member

/s/ Marc Andersen
Marc Andersen